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                                  HASBRO, INC.
                              1027 NEWPORT AVENUE
                              PAWTUCKET, RI 02862



October 22, 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Hasbro, Inc. -- Registration Statement on Form S-3 (Reg. No. 333-46986)

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Hasbro, Inc. (the "Registrant") hereby requests the withdrawal of its Registration Statement on Form S-3 (Reg. No. 333-46986), together with all exhibits thereto, filed with the Securities and Exchange Commission (the "Commission") on September 29, 2000 (the "Registration Statement").

     Pursuant to the Registration Statement, the Registrant proposed to register for resale by the holders thereof 500,000 shares of its common stock, par value $.50 per share (the "Common Stock"), to be issued upon the exercise of a warrant to purchase such shares of Common Stock (the "Warrant") held by the selling shareholder (Warner Bros.) identified in the Registration Statement (the "Holder"). Pursuant to a termination agreement, dated July 21, 2003, and prior to any exercise of the Warrant, the Registrant repurchased the entire Warrant from the Holder for cash. The Registrant seeks to withdraw the Registration Statement because no shares of Common Stock were or will be issued to the Holder under the Warrant, and consequently no shares of Common Stock were or will be sold under the Registration Statement. The Registrant requests that an order granting withdrawal of the Registration Statement be issued by the Commission as promptly as possible.

     The Registrant also proposes in accordance with Rule 457(p) promulgated under the Securities Act to apply the fee of $1,423.29 paid by the Registrant to the Commission in connection with the filing of the Registration Statement as an offset of all or a portion of the fee due for a subsequent registration statement. If you have any questions regarding the foregoing application for withdrawal, please contact Tarrant Sibley of Hasbro, Inc. at (401) 727-5591.



                                              Respectfully,


                                              HASBRO, INC.


                                          By: /s/ DAVID D.R. HARGREAVES
                                              ---------------------------------
                                              Name: David D.R. Hargreaves
                                              Title: Senior Vice President and
                                              Chief Financial Officer